Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form F-3 of TOP Financial Group Limited (formerly "Zhong Yang Financial Group Limited") of our report dated September 10, 2021, relating to the consolidated statements of income and comprehensive income, changes in shareholders’ equity, and cash flows of TOP Financial Group Limited and its subsidiaries for the year ended March 31, 2021. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement. We were dismissed as auditors of TOP Financial Group Limited on June 26, 2022 and, accordingly, we have not performed any audit procedures with respect to any financial statements of TOP Financial Group Limited and its subsidiaries appearing in such Registration Statement for the periods after March 31, 2021.

/s/ Friedman LLP

New York, New York
June 30, 2023